UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f2]

1. Investment Company Act File Number: 811-08894				Date examination completed: July 15, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: JNL Series Trust
4. Address of principal executive office (number, street, city, state, zip code): 1 Corporate Way, Lansing, Michigan 48951

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities of similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

3.	Accountant

4.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments.  Rule 17f-2 under the section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year.  The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet.  The Commission uses the Form to ensure that the certificate is properly attributed to the investment company.  The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.  Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of JNL/JPMorgan International Value Fund, JNL/JPMorgan MidCap Growth Fund, and JNL/JPMorgan U.S. Government & Quality Bond Fund of JNL Series Trust (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 15, 2011, and for the period from January 1, 2011 through July 15, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 15, 2011, and for the period from January 1, 2011 through July 15, 2011, with respect to securities reflected in the investment accounts of the Funds.

JNL Series Trust

By:  /s/ Mark D. Nerud
         Mark D. Nerud
         President and Chief Executive Officer

By:  /s/ Daniel W. Koors
         Daniel W. Koors
         Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees
JNL Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that JNL/JPMorgan International Value Fund, JNL/JPMorgan MidCap Growth Fund, and JNL/JPMorgan U.S. Government & Quality Bond Fund of JNL Series Trust (collectively, the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of July 15, 2011, and for the period from January 1, 2011 through July 15, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 15, 2011, and for the period from January 1, 2011 through July 15, 2011with respect to securities transactions:

1)	Examination of JPMorgan Chase Bank, N.A.’s (the Custodian) security position reconciliations for a sample of securities held by sub-custodians and in book entry form

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers

3)	Inspection of documentation of other securities, if any, held in safekeeping by the Custodian but not included in 1 and 2 above

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of July 15, 2011, and verification of reconciling items

5)	Agreement of cash management movement relating to pending trade activity for the Funds as of July 15, 2011, to the Custodian’s records

6)
Agreement of trade tickets for 25 purchases and sales transactions from the period January 1, 2011 through July 15, 2011, to the books and records of the Funds, noting they had been properly recorded and subsequently settled

7)
We obtained the JPMorgan Global Custody Type II SAS 70 Report on Controls Over the Processing of Transactions and Safekeeping of Assets for Global Securities and Custody Clients (the SAS 70 Report) for the period from April 1, 2010 to March 31, 2011, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation,

8)	We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately through July 15, 2011.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 15, 2011, and for the period January 1, 2011 through July 15, 2011, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois
September 23, 2011